

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 11, 2010

Cindisue Mining Corp.
c/o Robert C. Weaver, Jr., Esq.
Attorney at Law
721 Devon Court
San Diego, CA 92109

   Re: **Cindisue Mining Corp.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed April 26, 2010
     File No. 333-165302

Dear Mr. Weaver:

   We have reviewed your amended filing and your response letter dated April 26, 2010 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note that you have provided responses addressing our prior comments 7, 9, and 10, but that you have not added disclosure to your filing in response to such comments. Please include disclosure responsive to such comments.

Risk Factors, page 4

2.   We note your response to our prior comment four and reissue this comment. Please ensure that each risk factor is set forth under a subcaption that adequately describes the risk. See Item 503(c) of Regulation S-K. For example, you do not address the risk regarding dilution in the subcaption to the risk factor "We will require additional funds…" at page 7.

Limited Operating History; Need for Additional Capital, page 25

3.   We note your revised disclosure in response to our prior comment 8. We further note your statement that "[i]f [future] financing is not available to us for the second phase of our exploration program we may be unable to continue." Please clarify whether the $18,000 of the proceeds received in this offering will be sufficient to pay for both phases of your exploration program.

Future Sales by Existing Stockholders, page 29

4.   We note your response to our prior comment 11. We further note your statement that "[u]nder Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing six months after their acquisition, unless the registrant has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately before the sale." It does not appear that your disclosure properly reflects the holding periods set forth in Rule 144. Please revise.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: S. Donahue
        L. Nicholson
        Robert C. Weaver (509-267-8258)